UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-37652

Biodexa Pharmaceuticals PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information included in this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Number 333-209365) and Form F-3 (File Number 333-267932) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

Entry into Underwriting Agreement

On December 19, 2023, Biodexa Pharmaceuticals PLC (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Ladenburg Thalmann & Co. Inc. (the “Underwriter” or the “Representative”), pursuant to which the Company issued and sold, in an underwritten public offering by the Company (the “Offering”), (a) 697,614 Class A Units (the “Class A Units”), at a public offering price of $2.00 per Class A Unit, with each Class A Unit consisting of (i) one Depositary Share (representing 400 of the Company’s ordinary shares, nominal value £0.001 per share, the “Ordinary Shares”), (ii) one Series E warrant to purchase one Depositary Share at an exercise price of $2.20 per share, which will expire on the five-year anniversary of the initial exercise date (each a “Series E Warrant”), and (iii) one Series F warrant to purchase one Depositary Share at an exercise price of $2.20 per share, which will expire on the one-year anniversary of the initial exercise date (each a “Series F Warrant”), and (b) 1,911,176 Class B Units (the “Class B Units”, and collectively with the Class A Units, the “Units”), at a public offering price of $1.9999 per Class B Unit, with each Class B Unit consisting of (i) one pre-funded warrant (the “Pre-Funded Warrants,” and together with the Series E Warrant and Series F Warrant, the “Warrants”), exercisable for one Depositary Share, (ii) one Series E Warrant, and (iii) one Series F Warrant.

In addition, pursuant to the Underwriting Agreement, the Company granted the Underwriter a 45-day option (the “Overallotment Option”) to purchase up to an additional 391,273 Depositary Shares, Series E Warrants to purchase an additional 391,273 Depositary Shares and/or Series F Warrants to purchase an additional 391,273 Depositary Shares, to cover over-allotments, if any. The Overallotment Option was exercised in full on December 19, 2023.

The Units were not certificated and the Depositary Shares and Warrants comprising such Units were immediately separable and were issued separately in the Offering. The securities were offered by the Company pursuant to the registration statement on Form F-1, as amended (File No. 333-274895), which was initially filed with the Securities and Exchange Commission (the “Commission”) on October 6, 2023 and declared effective by the Commission on December 18, 2023 (the “Registration Statement”).

The Offering closed on December 21, 2023. The net proceeds to the Company, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, are expected to be approximately $5.07 million.

Each Pre-Funded Warrant has an initial exercise price per share equal to $0.0001. The Pre-Funded Warrants are exercisable at any time after the initial exercise date until exercised in full and they do not expire. The Pre-Funded Warrants will be exercisable, at the option of the holder, in whole or in part, by delivering to the Company a duly executed exercise notice accompanied by payment in full for the number of Depositary Shares purchased upon such exercise (except in the case of a cashless exercise). A holder (together with its affiliates) may not exercise any portion of the Pre-Funded Warrants to the extent that the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding Ordinary Shares immediately after exercise. However, upon notice from the holder to the Company, the holder may decrease or increase the holder’s beneficial ownership limitation, which may not exceed 9.99% of the number of outstanding Ordinary Shares immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants, provided that any increase in the beneficial ownership limitation will not take effect until 61 days following notice to the Company. At the time a holder exercises its Pre-Funded Warrants, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of Depositary Shares determined according to a formula set forth in the Pre-Funded Warrants.

Each Series E Warrant and Series F Warrants has an initial exercise price per share equal to $2.20. The Series E Warrants and Series F Warrants are immediately exercisable upon issuance and will expire on the fifth and first anniversary, respectively, of their respective initial exercise date. The exercise price and number of Depositary Shares issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting the Company’s Depositary Shares and/or Ordinary Shares and the exercise price. The Series E Warrants and Series F Warrants will be exercisable, at the option of the holder, in whole or in part, by delivering to the Company a duly executed exercise notice accompanied by payment in full for the number of Depositary Shares purchased upon such exercise (except in the case of a cashless exercise). A holder (together with its affiliates) may not exercise any portion of the Series E Warrant or and Series F Warrant to the extent that the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding Ordinary Shares immediately after exercise. However, upon notice from the holder to us, the holder may decrease or increase the holder’s beneficial ownership limitation, which may not exceed 9.99% of the number of outstanding Ordinary Shares immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series E Warrants and Series F Warrants, provided that any increase in the beneficial ownership limitation will not take effect until 61 days following notice to us. If, at the time a holder exercises its Series E Warrants or Series F Warrants, a registration statement registering the issuance of the securities underlying the Series E Warrants or Series F Warrants under the Securities Act is not then effective or available and an exemption from registration under the Securities Act of 1933, as amended, is not available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of Depositary Shares determined according to a formula set forth in the Series E Warrants and Series F Warrants.

The Company also issued warrants to the Representative (the “Representative Warrants”), upon the closing of the Offering, to purchase 120,003 of the Company’s Depositary Shares, which is equal to 4.0% of the total Depositary Shares (including Depositary Shares underlying any Pre-Funded Warrants) sold at the closing of the Offering. The Representative Warrants are exercisable at a per share exercise price equal to 125% of the public offering price per unit sold in the Offering. The Representative Warrants are exercisable immediately upon issuance, at any time and from time to time, in whole or in part, during the three-year period commencing from the commencement of sales of the Offering, and otherwise on substantially similar terms to the Series E Warrants and Series F Warrants issued to the investors as part of the Offering. The Representative Warrants and the Depositary Shares underlying the Representative Warrants were registered on the Registration Statement.

The Underwriting Agreement contains representations, warranties and covenants made by the Company that are customary for transactions of this type. Under the terms of the Underwriting Agreement, the Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Act”). In addition, pursuant to the terms of the Underwriting Agreement, the Company, its executive officers and directors have entered into agreements providing that the Company and each of these persons may not, without the prior written approval of the Underwriter, subject to limited exceptions, offer, sell, transfer or otherwise dispose of the Company’s securities until 90 days following the closing of the Offering.

In connection with the Offering, the Company entered into a Leak-Out Agreement, dated December 19, 2023 (the “Leak-Out Agreement”), between the Company and certain persons party thereto (each such person, a “Holder”). The Leak-Out Agreement provides that during the period beginning on the pricing date of the Offering and ending on the earlier of (i) the cumulative dollar trading volume of the Company’s Depositary Shares exceeding $16,652,170 and (ii) 5:00 pm Eastern Time on February 17, 2024 (the “Restricted Period”), neither the Holder nor any of the Holder’s Trading Affiliates (as defined in the Leak-Out Agreement) shall sell, dispose or otherwise transfer, directly or indirectly, on any trading day during the Restricted Period, any securities of the Company in an amount representing more than 30% of the cumulative trading volume of the Depositary Shares for such trading day.

The foregoing summaries of the Underwriting Agreement, the Series E Warrants, the Pre-Funded Warrant, the Representative Warrant, the Series F Warrant and the Leak-Out Agreement do not purport to be complete and are subject to, and qualified in their entirety by, such documents attached as Exhibits 1.1, 4.1, 4.2, 4.3, 4.4 and 4.5, respectively, to this Report on Form 6-K (this “Report”), which are incorporated herein by reference. The Underwriting Agreement is attached hereto as an exhibit to provide interested persons with information regarding its terms, but is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of the Underwriting Agreement as of specific dates indicated therein, were solely for the benefit of the parties to the Underwriting Agreement, and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Underwriting Agreement.

Acquisition of Tolimidone License

As disclosed in the Company’s Report on Form 6-K filed with the Commission on November 27, 2023 (the “November 27 6-K”), the Company entered into a series of agreements with (a) Adhera Therapeutics, Inc. (“Adhera”) and certain of its secured noteholders (the “Secured Noteholders”), including an Assignment and Exchange Agreement dated November 22, 2023 (the “Assignment and Exchange Agreement”), a Lock-Up Agreement and a Registration Rights Agreement, and (b) Melior Pharmaceuticals I, Inc. (“Melior”), including a License Agreement dated November 22, 2023 (the “License Agreement”), a Lock-Up Agreement and a Registration Rights Agreement. The description of the foregoing agreements is incorporated herein by reference to the November 27 6-K.

On December 21, 2023, the Company completed the closing of the transactions contemplated by each of the Assignment and Exchange Agreement and the License Agreement (the “Closings”). As a result of the Closings, (i) Adhera agreed to assign all of its rights to the compound tolimidone, a selective activator of the enzyme lyn kinase which increase phosphorylation of insulin substrate -1, to the Company and (ii) the Company acquired from Melior an exclusive, worldwide, sublicensable right to develop, manufacture, commercialize, or otherwise exploit products containing tolimidone for any field. As consideration, the Company (i) as an upfront payment under the Assignment and Exchange Agreement, paid $640,000 to Adhera and issued (x) an aggregate of 224,947 Depositary Shares to certain Noteholders and (y) an aggregate of 2,275,050 pre-funded warrants to purchase Depositary Shares to certain of the Noteholders (collectively, the “Noteholder Securities”) and (ii) issued to Melior 354,428 of its Depositary Shares (the “Melior Shares”). Subject to satisfaction of certain obligations under the License Agreement, the Company further expects to issue 354,428 of its Depositary Shares to Bukwang Pharmaceuticals Co., Ltd. (collectively with the Melior Shares, the “License Shares”).

The Noteholder Securities and License Shares were offered pursuant to the exemption from registration afforded by Section 4(a)(2) under the Act and Regulation D promulgated thereunder. Such securities have not been registered under the Act or applicable state securities laws, and may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an applicable exemption from such registration requirements.

Other Events

Following the completion of the Offering and the Closings, the Company had outstanding 1,047,806,522 Ordinary Shares.

On December 19, 2023, the Company issued a press release announcing that it had priced the Offering, a copy of which is attached as Exhibit 99.1 to this Report and is incorporated herein by reference.

On December 21, 2023, the Company issued a press release announcing the exercise of the Overallotment Option, the closing of the Offering and the Closings, a copy of which is attached as Exhibit 99.2 to this Report and is incorporated herein by reference. Information contained on or accessible through any website reference in the press releases is not part of, or incorporated by reference in, this Report, and the inclusion of such website addresses in this Report by incorporation by reference of the press releases is as inactive textual references only.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of December 2023 is:

Exhibit No.	Description

1.1	Underwriting Agreement dated as of December 19, 2023, by and between Biodexa Pharmaceuticals PLC and Ladenburg Thalmann & Co. Inc.

4.1	Form of Series E Warrant.

4.2	Form of Pre-Funded Warrant.

4.3	Form of Representative Warrant.

4.4	Form of Series F Warrant.

4.5	Form of Leak-Out Agreement.

99.1	Company Press Release dated December 19, 2023.

99.2	Company Press Release dated December 21, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC

Date: December 21, 2023	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer and Chief Financial Officer